Exhibit 99.1

News Release

Orla Mining Announces Filing of Special Meeting Materials and 43-101 Technical Report for Musselwhite Acquisition

VANCOUVER, BC, Dec. 20, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that it has filed a management information circular and related materials (the "Meeting Materials") for its special meeting of shareholders of the Company ("Shareholders") to be held on January 21, 2025 (the "Meeting") in connection with the proposed acquisition of the Musselwhite Mine from Newmont Corporation ("Newmont") announced on November 18, 2024 (the "Transaction").

Along with the Meeting Materials, the Company has also filed an independent technical report on the Musselwhite Mine (the "Technical Report"), prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Access to Materials

The Meeting Materials and Technical Report are available on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively, as well as the Company's website at www.orlamining.com/investors/musselwhite-special-meeting.

The Meeting

The Meeting will be held at 8:00 a.m. (Vancouver time) on January 21, 2025, at Suite 3500 – 1133 Melville Street, Vancouver, British Columbia V6E 4E5.

Registered Shareholders and duly appointed proxyholders will have an opportunity to attend, vote and ask questions during the Meeting by following the instructions set out in the Meeting Materials. Beneficial Shareholders may vote or appoint a proxy using the voting instruction form provided to such holders. Shareholders should closely review the Meeting Materials to ensure that they are able to cast their vote at the Meeting.

Meeting Resolutions

At the Meeting, Shareholders will be asked approve ordinary resolutions approving:

(i) the Transaction; and

(ii) a concurrent private placement of convertible notes and common share purchase warrants to Pierre Lassonde and Fairfax Financial Holdings Limited ("Fairfax"), both of whom are "insiders" of the Company, the net proceeds of which will fund a portion of the purchase price of the Transaction (the "Concurrent Private Placement").

In accordance with Multinational Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") and sections 501(c) and 604(a)(ii) of the TSX Company Manual, the votes attached to the common shares of the Company (the "Shares") held by Newmont, Mr. Lassonde and Fairfax will be excluded from voting on the Transaction and Concurrent Private Placement.

Shareholder approval of both the Transaction and the Concurrent Private Placement is a condition precedent to the completion of the Transaction. Full details of the Transaction are included in the Meeting Materials. Closing of the Transaction is expected to occur in the first quarter of 2025, subject to satisfaction of the conditions to closing.

Support Agreements

The Directors and Officers of the Company, along with certain key shareholders, (collectively, the "Supporting Shareholders"), have entered into voting support agreements with Orla and Newmont and have agreed to vote in favour of the Transaction and the Concurrent Private Placement.

While Mr. Lassonde, Fairfax and Newmont are in support of the Transaction and the Concurrent Private Placement, the votes attached to the Shares held by such Shareholders will be excluded from voting under MI 61-101 and the TSX Company Manual. As such, the Supporting Shareholders represent approximately 19% of the Shares eligible to vote on the Transaction and the Concurrent Private Placement.

Shareholder Questions and Voting Assistance

For any questions or assistance with voting, shareholders can contact the Company's proxy solicitation agent, Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 1-416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla has also entered into a definitive agreement with a subsidiary of Newmont Corporation to acquire the Musselwhite Mine, located in Ontario, Canada. This transaction is subject to certain conditions and is expected to close in the first quarter of 2025. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the closing of the Transaction, including receipt of all necessary shareholder and regulatory approvals, and the timing thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: completion of the Transaction, including receipt of required shareholder approvals, the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company, its properties or Musselwhite. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the failure to obtain shareholder approvals in connection with the Transaction; uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 16:15e 20-DEC-24